UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

B&R ACQUISITION COMPANY

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President, General

Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Assistant General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq. Daniel Wolf, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Dear Colleague:

Today, we announced our decision to expand our presence in the field of diabetes as well as our alliance with AstraZeneca by entering into an agreement to acquire Amylin Pharmaceuticals, a San Diego-based biopharmaceutical company that discovers, develops and commercializes innovative medicines for patients with diabetes and other metabolic diseases.

Amylin’s two key marketed products, Byetta and Bydureon, are part of a new class of medicines called glucagon-like peptide (GLP)-1 receptor agonists. A promising pipeline of delivery devices and formulation improvements is being developed to expand the usability of these products.

Byetta and Bydureon complement our current diabetes portfolio of Onglyza and Kombiglyze/Komboglyze and enable us to offer a comprehensive disease management solution to patients living with diabetes. In addition, Forxiga, an SGLT2 inhibitor, pending regulatory approval, would further expand the portfolio.

In our expanded alliance with AstraZeneca, we will bring even greater benefit to patients living with diabetes. The global incidence of diabetes is growing, and there continues to be a significant need for new treatment approaches. According to the World Health Organization, 346 million people have diabetes, and related deaths are projected to double between 2005 and 2030. Our acquisition of Amylin — combined with the complementary development and commercial strengths of Bristol-Myers Squibb and AstraZeneca — will play an important role in addressing this unmet need.

As we complete these transactions over the coming weeks, we look forward to working with the talented employees of Amylin and building on the success they have achieved with their GLP-1 franchise. This, in turn, will strengthen the portfolio we have built over the years.

A state-of-the art plant in West Chester, Ohio, is part of the acquisition and will be an excellent addition to our global manufacturing network.

Given the importance and complexity of this transaction, I have asked John Celentano to lead a multidisciplinary team to drive the smooth and successful integration of Amylin into our company and our diabetes alliance with AstraZeneca.

Our acquisition of Amylin is a significant achievement for BMS and the latest example of our innovative and targeted approach to partnerships and business development — one that will benefit our company, our shareholders and the patients we serve.

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